UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41981

LOBO TECHNOLOGIES LTD.

(Registrant’s Name)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd

Xinwu District, Wuxi, Jiangsu

People’s Republic of China, 214111

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

As previously disclosed, on August 7, 2025, LOBO TECHNOLOGIES LTD. (f/k/a LOBO EV TECHNOLOGIES LTD.) (the “Company”) held its annual general meeting of the shareholders (the “Meeting”). As approved by the shareholders at the Meeting, the Company filed the Third Amended and Restated Memorandum and Articles of Association of the Company with the Registry of Corporate Affairs of the British Virgin Islands. The Company’s name change from “LOBO EV TECHNOLOGIES LTD. 萝贝电动车科技有限公司” to “LOBO TECHNOLOGIES LTD. 萝贝科技有限公司,” along with the change in trading security from ordinary shares to Class A ordinary shares, will be reflected on the Nasdaq Capital Market at the opening of business on October 16, 2025. The Class A ordinary shares will begin trading under the symbol “LOBO” and the new CUSIP number G00350101.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association of the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lobo Technologies Ltd.

Date: October 15, 2025	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer

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